FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated October 22, 2007 entitled, "CN reports Q3-2007 net income of C$485 million, or C$0.96 per diluted share, including C$0.03 per share benefit from favorable tax adjustments".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2007 net income of C$485 million,
or C$0.96 per diluted share, including C$0.03 per share
benefit from favorable tax adjustments

Results reflect weak forest products
revenues, challenging C$/US$ exchange rate environment

MONTREAL, Oct. 22, 2007 — CN (TSX:CNR)(NYSE:CNI) today reported its financial and operating results for the three-month and nine-month periods ended Sept. 30, 2007.

Key third-quarter 2007 statistics

•	Diluted earnings per share of C$0.96, including a C$0.03 per share benefit from favorable tax adjustments, increased two per cent from the year-earlier period.
•	Net income of C$485 million, including a C$14-million benefit from favorable tax adjustments, declined two per cent from net income for the same quarter of 2006.
•	Revenues remained essentially flat at C$2,023 million, with several commodity groups helping to offset significant weakness in forest products.
•	Operating income declined nine per cent to C$768 million, while CN’s operating ratio increased by 3.5 points to 62.0 per cent.

E. Hunter Harrison, president and chief executive officer, said: “CN’s third-quarter results are a solid achievement given the challenges we faced during the period. Revenues in our forest products segment – CN’s largest commodity group by revenue – declined 13 per cent as a result of weak market conditions and mill closures, the impact of a stronger Canadian dollar and lower fuel surcharge revenues.

“The stronger Canadian dollar not only affected forest products but also our other businesses. Clearly, few of us expected that the Canadian dollar would surge beyond parity with the U.S. dollar during the quarter. Despite these challenges, we are fortunate to have a diversified portfolio of businesses and we were able to register volume and revenue growth in Canadian coal, grain and fertilizers, petroleum and chemicals, and automotive.

“In the near term, CN anticipates continued weak market conditions in a number of segments, particularly forest products and construction materials. In addition, we will continue to confront the financial impact of the Canadian dollar/U.S. dollar exchange rate and its effect on our customers. However, as a result of anticipated gains from the closing of our Central Station Complex and English Welsh and Scottish Railway transactions during the fourth quarter, CN expects to achieve full-year 2007 diluted earnings per share growth of about five per cent. Excluding these transaction gains, 2007 adjusted diluted earnings per share are expected to be flat versus 2006.”

Third-quarter results

Net income for the third quarter of 2007 was C$485 million, including a C$14-million benefit from favorable tax adjustments related to the enactment of corporate tax rate changes in Canada and net capital losses arising from a reorganization of certain subsidiaries, compared with net income of C$497 million for the comparable period of 2006.

Diluted earnings per share for the latest quarter were C$0.96, including a C$0.03 per share benefit from favorable tax adjustments, compared with C$0.94 per diluted share for the same quarter of 2006.

Third-quarter revenues of C$2,023 million were relatively flat, largely on account of the unfavorable translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues, lower fuel surcharge revenues resulting from a decrease in the applicable year-over-year oil prices, and weaknesses in specific markets, particularly forest products. These decreases were partly offset by freight rate increases, an overall improvement in traffic mix, driven primarily by extended routings, and volume growth in Canadian coal, grain and fertilizers, petroleum and chemicals, and automotive traffic.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the Company, declined one per cent during third-quarter 2007 versus the comparable period of 2006. Total rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, declined one per cent over the same period in 2006.

Operating expenses for the third quarter increased six per cent to C$1,255 million, mainly due to increased labor and fringe benefits, fuel, equipment rents, and casualty and other expenses, which were partly offset by the translation impact of the stronger Canadian dollar.

The operating ratio, defined as operating expenses as a percentage of revenues, was 62.0 per cent during the quarter, compared with 58.5 per cent for the third quarter of 2006, a 3.5-point increase.

Nine-month 2007 results

Net income for the first nine months of 2007 was C$1,325 million, or C$2.59 per diluted share, including deferred income tax recoveries of C$44 million (C$0.09 per diluted share) resulting from the enactment of lower corporate tax rates in Canada and net capital losses arising from a reorganization of certain subsidiaries.

Year-earlier net income was C$1,588 million, or C$2.95 per diluted share, including a deferred income tax recovery of C$250 million (C$0.46 per diluted share).

Revenues for the first nine months of 2007 were relatively flat at C$5,956 million, as freight rate increases and an overall improvement in traffic mix were largely offset by the impact of the first-quarter United Transportation Union (UTU) strike and adverse weather conditions, operational challenges, primarily in western Canada, the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues, lower fuel surcharge revenues as a result of a decrease in the applicable year-over-year oil prices, and weakness in specific markets, particularly forest products.

Revenue ton-miles for the first nine months of 2007 declined two per cent from the comparable period of 2006, while total rail freight revenue per ton-mile increased two per cent.

For the first nine months of 2007, operating expenses increased four per cent to C$3,816 million, mainly due to increased fuel, equipment rents and purchased services and material expenses, which were partly offset by the translation impact of a stronger Canadian dollar and lower casualty and other expenses. The nine-month operating ratio was 64.1 per cent, a 2.5-point increase.

In addition to the adverse weather conditions in the first quarter and operational challenges in the second quarter, the Company’s results in the first nine months of 2007 included the impact of a first-quarter 2007 strike by 2,800 members of the UTU in Canada for which the Company estimates that the impact on first-quarter 2007 operating income and net income approximated C$50 million and C$35 million, respectively (C$0.07 per diluted share).

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions, and while there may be a risk of recession in the U.S. economy, the Company’s assumption is that positive economic conditions in North America and globally will continue, which assumption may not materialize, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries –spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media & Eastern Region	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	(Unaudited)

Revenues	$2,023	$2,032	$5,956	$5,929

Operating expenses
Labor and fringe benefits	446	420	1,361	1,349
Purchased services and material	247	250	786	756
Depreciation and amortization	165	157	504	483
Fuel	251	235	719	665
Equipment rents	59	49	187	135
Casualty and other	87	77	259	267
Total operating expenses	1,255	1,188	3,816	3,655

Operating income	768	844	2,140	2,274

Interest expense	(78)	(82)	(251)	(232)

Other income (loss)	2	(10)	7	(16)

Income before income taxes	692	752	1,896	2,026

Income tax expense (Note 8)	(207)	(255)	(571)	(438)

Net income	$485	$497	$1,325	$1,588

Earnings per share (Note 9)

Basic	$0.97	$0.95	$2.62	$3.00

Diluted	$0.96	$0.94	$2.59	$2.95

Weighted-average number of shares

Basic	499.7	522.5	505.0	529.5

Diluted	506.4	530.2	512.1	538.0
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2007	2006	2006
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$214	$179	$56
Accounts receivable	641	692	1,035
Material and supplies	206	189	205
Deferred income taxes (Notes 2, 8)	69	84	80
Other	316	192	107
	1,446	1,336	1,483

Properties	19,883	21,053	20,216
Intangible and other assets	1,576	1,615	976

Total assets	$22,905	$24,004	$22,675

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,205	$1,823	$1,671
Current portion of long-term debt (Note 4)	293	218	151
Other	56	73	69
	1,554	2,114	1,891

Deferred income taxes (Notes 2, 8)	4,940	5,215	4,884
Other liabilities and deferred credits	1,410	1,465	1,474
Long-term debt (Note 4)	5,342	5,386	5,164

Shareholders' equity:
Common shares	4,359	4,459	4,476
Accumulated other comprehensive loss	(257)	(44)	(520)
Retained earnings	5,557	5,409	5,306
	9,659	9,824	9,262

Total liabilities and shareholders' equity	$22,905	$24,004	$22,675
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,417	$4,543	$4,459	$4,580
Stock options exercised and other	16	8	83	90
Share repurchase programs (Note 4)	(74)	(75)	(183)	(194)
Balance, end of period	$4,359	$4,476	$4,359	$4,476

Accumulated other comprehensive loss

Balance, beginning of period	$(180)	$(521)	$(44)	$(222)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(381)	50	(914)	(214)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	328	(44)	766	163

Pension and other postretirement benefit plans:
Amortization of:
Prior service cost (Note 6)	5	-	16	-
Net actuarial loss (Note 6)	13	-	38	-

Derivative instruments:
Decrease in unrealized holding gains on fuel
derivative instruments	-	(10)	-	(57)
Other comprehensive loss before income taxes	(35)	(4)	(94)	(108)

Income tax recovery (expense)	(42)	5	(119)	(190)
Other comprehensive income (loss)	(77)	1	(213)	(298)
Balance, end of period	$(257)	$(520)	$(257)	$(520)

Retained earnings

Balance, beginning of period	$5,554	$5,212	$5,409	$4,891

Adoption of new accounting pronouncements (Note 2)	-	-	95	-

Restated balance, beginning of period	5,554	5,212	5,504	4,891

Net income	485	497	1,325	1,588
Share repurchase programs (Note 4)	(378)	(318)	(956)	(916)
Dividends	(104)	(85)	(316)	(257)
Balance, end of period	$5,557	$5,306	$5,557	$5,306
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2007, the Company issued 0.5 million and 2.9 million common shares, respectively, as a result of stock options exercised. At September 30, 2007, the Company had 494.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
		(Unaudited)
Operating activities

Net income	$485	$497	$1,325	$1,588
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	165	159	506	486
Deferred income taxes	75	74	125	(20)
Other changes in:
Accounts receivable	(252)	(71)	(38)	(420)
Material and supplies	(6)	30	(26)	(54)
Accounts payable and accrued charges	(65)	134	(471)	149
Other net current assets and liabilities	42	9	51	92
Other	(14)	22	(40)	57
Cash provided from operating activities	430	854	1,432	1,878

Investing activities

Property additions	(350)	(384)	(897)	(826)
Other, net	14	6	26	(39)
Cash used by investing activities	(336)	(378)	(871)	(865)

Financing activities

Issuance of long-term debt	1,841	-	3,325	3,125
Reduction of long-term debt	(1,420)	(153)	(2,469)	(2,855)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	14	4	73	78
Repurchase of common shares	(452)	(393)	(1,139)	(1,110)
Dividends paid	(104)	(85)	(316)	(257)
Cash used by financing activities	(121)	(627)	(526)	(1,019)

Net increase (decrease) in cash and cash equivalents	(27)	(151)	35	(6)

Cash and cash equivalents, beginning of period	241	207	179	62
Cash and cash equivalents, end of period	$214	$56	$214	$56

Supplemental cash flow information
Net cash receipts from customers and other	$1,770	$1,949	$5,930	$5,521
Net cash payments for:
Employee services, suppliers and other expenses	(1,106)	(924)	(3,387)	(3,097)
Interest	(86)	(86)	(273)	(227)
Workforce reductions	(8)	(10)	(24)	(37)
Personal injury and other claims	(12)	(18)	(58)	(60)
Pensions	(27)	(21)	(50)	(46)
Income taxes	(101)	(36)	(706)	(176)
Cash provided from operating activities	$430	$854	$1,432	$1,878
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2007, December 31, 2006, and September 30, 2006, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2007 and 2006.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2006 Annual Consolidated Financial Statements, except for accounting for income taxes and pensions and other postretirement benefits as explained in Note 2 – Adoption of new accounting pronouncements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $92 million and $225 million in the three and nine months ended September 30, 2007, respectively, and $51 million and $155 million, respectively, for the same periods in 2006.

Note 2 – Adoption of new accounting pronouncements

Income taxes
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.

At January 1, 2007, the total amount of unrecognized tax benefits was $80 million, of which $36 million related to accrued interest and penalties. The total amount of the gross unrecognized tax benefits was $140 million, before considering tax treaties and other arrangements between taxation authorities. If recognized, all of the unrecognized tax benefits would affect the effective tax rate. The amount of unrecognized tax benefits did not significantly change as at September 30, 2007.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The amount of interest and penalties expense for the three and nine months ended September 30, 2007 was not significant.

In Canada, the federal income tax returns filed for the years 2002 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2004 to 2006 remain subject to examination by the taxation authorities.

Pensions and other postretirement benefits
On January 1, 2007, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represents the net periodic benefit cost attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Note 3 – Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in Northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

 In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

 The Company believes that if its application to acquire EJ&E is approved by the STB as filed, the transaction should close by mid-2008. If the transaction is approved, the Company will account for the acquisition using the purchase method of accounting.

Note 4 – Financing activities

Shelf prospectus and registration statement
In September 2007, the Company issued U.S.$250 million (Cdn$250 million) of 5.85% Notes due 2017 and U.S.$300 million (Cdn$300 million) of 6.375% Debentures due 2037, the total remaining amount under its shelf registration statement filed in May 2006. The Company used the net proceeds of U.S.$544 million to repay a portion of its commercial paper outstanding and to reduce its accounts receivable securitization program.

Revolving credit facility
As at September 30, 2007, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility of $58 million ($308 million as at December 31, 2006). The Company also had total borrowings under its commercial paper program of $377 million, of which $136 million was denominated in Canadian dollars and $241 million was denominated in U.S. dollars (U.S.$242 million). The weighted-average interest rate on these borrowings was 5.43%. The Company had no commercial paper outstanding as at December 31, 2006.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust.
At September 30, 2007, the Company had sold receivables that resulted in proceeds of $406 million under this program ($393 million at December 31, 2006). The retained interest in the receivables was approximately 10% of this amount and is recorded in Other current assets. At September 30, 2007, the servicing asset and liability were not significant.

Share repurchase programs
On July 23, 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

In the third quarter of 2007, under this current share repurchase program, the Company repurchased 8.3 million common shares for $452 million, at a weighted-average price of $54.46 per share.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

In the second quarter of 2007, the Company completed its 28.0 million share repurchase program, which began on July 25, 2006, repurchasing a total of 28.0 million common shares for $1,453 million, at a weighted-average price of $51.88 per share.  Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share.

Note 5 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2006 Annual Consolidated Financial Statements. For the three and nine months ended September 30, 2007, the Company recorded total compensation expense for awards under all plans of $39 million and $112 million, respectively, and $7 million and $48 million, respectively, for the same periods in 2006. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2007, was $12 million and $33 million, respectively, and $1 million and $12 million, respectively, for the same periods in 2006.

Cash settled award
Following approval by the Board of Directors in January 2007, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at September 30, 2007, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2007:

			Vision 2008 Share Unit		Voluntary Incentive
	RSUs		Plan (Vision)		Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9
Granted	0.7	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	(0.2)	0.2	-	-	(0.1)	0.1
Payout	-	(0.1)	-	-	-	(0.2)
Conversion into VIDP	-	(0.1)	-	-	-	0.1
Outstanding at September 30, 2007	2.5	-	0.8	-	0.2	1.9

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)				Vision (1)	VIDP (2)	Total
Year of grant	2007	2006	2005	2004	2005	2003 onwards

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2007	$17	$19	$19	$5	$13	$30	$103
Nine months ended September 30, 2006	N/A	$8	$12	$5	$6	$5	$36

Liability outstanding
September 30, 2007	$17	$40	$53	$4	$20	$115	$249
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170

Fair value per unit
September 30, 2007	$48.31	$53.97	$56.56	$56.76	$37.20	$56.76	N/A

Fair value of awards vested during period
Nine months ended September 30, 2007	$-	$-	$-	$5	$-	$3	$8
Nine months ended September 30, 2006	N/A	$-	$-	$-	$-	$2	$2

Nonvested awards at September 30, 2007
Unrecognized compensation cost	$15	$14	$5	$5	$9	$10	$58
Remaining recognition period (years)	2.25	1.25	0.25	1.25	1.25	3.25	N/A

Assumptions (3)
Stock price ($)	$56.76	$56.76	$56.76	$56.76	$56.76	$56.76	N/A
Expected stock price volatility (4)	20%	20%	21%	N/A	20%	N/A	N/A
Expected term (years) (5)	2.25	1.25	0.25	N/A	1.25	N/A	N/A
Risk-free interest rate (6)	4.07%	4.20%	4.20%	N/A	4.13%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	$0.84	N/A	$0.84	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at period-end.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option award
Following approval by the Board of Directors in January 2007, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2007, 14.4 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at September 30, 2007, including conventional, performance, and performance-accelerated options, was 10.7 million, 0.6 million and 3.5 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2007:

		Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29
Granted	0.9	$52.79
Forfeited	(0.1)	$36.92
Exercised	(2.9)	$20.25
Outstanding at September 30, 2007 (1)	14.8	$24.52	4.8	$477
Exercisable at September 30, 2007 (1)	12.5	$21.15	4.2	$446
(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2007	$6	$1	$2	$-	$9
Nine months ended September 30, 2006	N/A	$7	$2	$3	$12

Fair value per unit
At grant date ($)	$13.36	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Nine months ended September 30, 2007	$-	$4	$3	$-	$7
Nine months ended September 30, 2006	N/A	$-	$3	$34	$37

Nonvested awards at September 30, 2007
Unrecognized compensation cost	$5	$5	$4	$-	$14
Remaining recognition period (years)	3.4	2.4	1.3	-	N/A

Assumptions (1)
Grant price ($)	$52.79	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Pensions and other postretirement benefits

For the three and nine months ended September 30, 2007 and 2006, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2007	2006	2007	2006
Service cost	$38	$29	$114	$109
Interest cost	186	180	557	538
Expected return on plan assets	(234)	(227)	(703)	(680)
Amortization of prior service cost	5	5	15	14
Amortization of net actuarial loss	13	22	40	68
Net periodic benefit cost	$8	$9	$23	$49

(b) Components of net periodic benefit cost for postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2007	2006	2007	2006
Service cost	$1	$1	$3	$3
Interest cost	4	3	11	11
Curtailment	-	-	(3)	-
Amortization of prior service cost	-	-	1	-
Recognized net actuarial gain	-	-	(2)	(4)
Net periodic benefit cost	$5	$4	$10	$10

For the 2007 funding year, the Company expects to make total contributions of approximately $90 million for all its defined benefit plans, of which $50 million was disbursed as at September 30, 2007.

Note 7 – Major commitments and contingencies

A. Commitments
As at September 30, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $815 million ($773 million at December 31, 2006). The Company also has agreements with fuel suppliers to purchase approximately 75% of the estimated remaining 2007 volume, 52% of its anticipated 2008 volume, 31% of its anticipated 2009 volume, 13% of its anticipated 2010 volume, and approximately 18% of its anticipated 2011 to 2015 volumes, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains,

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims. In the second quarter of 2007, the Company recorded a net reduction to its provision for U.S. personal injuries and other claims pursuant to the results of the latest actuarial study.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2007, the Company had aggregate reserves for personal injury and other claims of $500 million, of which $103 million was recorded as a current liability ($602 million, of which $115 million was recorded as a current liability at December 31, 2006). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

 The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

 While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at September 30, 2007, the Company had aggregate accruals for environmental costs of $109 million, of which $18 million was recorded as a current liability ($131 million, of which $25 million was recorded as a current liability as at December 31, 2006).

D. Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2007, the maximum exposure in respect of these guarantees was $141 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at September 30, 2007, the maximum potential liability under these guarantees was $459 million, of which $384 million was for workers’ compensation and other employee benefits and $75 million was for equipment under leases and other. During 2007, the Company has granted guarantees for which no liability has been recorded, as the majority relates to the Company’s future performance.

As at September 30, 2007 the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2007 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 8 – Income taxes

In the third quarter of 2007, the enactment of a new Michigan income-based business tax to replace the single business tax was shortly followed by the enactment of an additional bill, which allows for future deductions equal to the net taxable temporary differences existing at the beginning of 2008. Therefore, there was no impact on the deferred income tax liability.

For the three and nine months ended September 30, 2007, the Company recorded deferred income tax recoveries of $14 million and $44 million, respectively, in the Consolidated Statement of Income, for the enactment of corporate income tax rate changes in Canada and net capital losses arising from a reorganization of certain subsidiaries.

For the nine months ended September 30, 2006, the Company recorded a deferred income tax recovery of $250 million in the Consolidated Statement of Income, resulting primarily from the enactment of lower corporate income tax rates in Canada.

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2007	2006	2007	2006

Net income	$485	$497	$1,325	$1,588

Weighted-average shares outstanding	499.7	522.5	505.0	529.5
Effect of stock options	6.7	7.7	7.1	8.5
Weighted-average diluted shares outstanding	506.4	530.2	512.1	538.0

Basic earnings per share	$0.97	$0.95	$2.62	$3.00
Diluted earnings per share	$0.96	$0.94	$2.59	$2.95

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil and 0.1 million for the three and nine months ended September 30, 2007, respectively, and 0.2 million, respectively, for the corresponding periods in 2006.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 - Investment in English Welsh and Scottish Railway (EWS)

In July 2007, Germany's state-owned railway, Deutsche Bahn AG, entered into an agreement to acquire all of the shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company has a 32% ownership interest. The acquisition is subject to approval by the European Commission, which is expected in the fourth quarter of 2007. The final purchase price is subject to the resolution of certain items, for which funds will be placed in escrow for a period of up to two years. The Company's share of the net after-tax cash proceeds is estimated to be $85 million, before the ultimate resolution of the items mentioned above. The proceeds of disposition are expected to exceed the Company’s carrying value of the investment. The Company’s investment in EWS has been reclassified to Other current assets.

Note 11 - Sale of Central Station Complex

In September 2007, CN reached an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal. Under the agreement, CN will enter into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction, subject to customary closing requirements and regulatory approvals, will generate proceeds of $355 million before any transaction costs for the Company and is expected to be finalized by the end of the current year. The book value of the assets being sold, excluding assets that will be accounted for as capital leases, has been reclassified to Other current assets. The proceeds of disposition are expected to exceed the Company’s net book value of the underlying assets. Any gain resulting from the sale and leaseback of the corporate headquarters building and the Central Station railway passenger facilities will be deferred and amortized over the shorter of the lease period and the life of the assets.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
		(Unaudited)
Statistical operating data
Rail freight revenues ($ millions)	1,821	1,857	5,423	5,430
Gross ton miles (GTM) (millions)	88,498	88,880	258,583	264,565
Revenue ton miles (RTM) (millions)	46,481	47,066	136,997	139,644
Carloads (thousands)	1,204	1,241	3,539	3,678
Route miles (includes Canada and the U.S.)	20,219	19,919	20,219	19,919
Employees (end of period)	22,325	21,681	22,325	21,681
Employees (average for the period)	22,262	21,670	21,764	21,663

Productivity
Operating ratio (%)	62.0	58.5	64.1	61.6
Rail freight revenue per RTM (cents)	3.92	3.95	3.96	3.89
Rail freight revenue per carload ($)	1,512	1,496	1,532	1,476
Operating expenses per GTM (cents)	1.42	1.34	1.48	1.38
Labor and fringe benefits expense per GTM (cents)	0.50	0.47	0.53	0.51
GTMs per average number of employees (thousands)	3,975	4,102	11,881	12,213
Diesel fuel consumed (U.S. gallons in millions)	96	96	290	300
Average fuel price ($/U.S. gallon) (1)	2.39	2.33	2.29	2.12
GTMs per U.S. gallon of fuel consumed	922	926	892	882

Safety indicators
Injury frequency rate per 200,000 person hours (2)	2.2	2.3	1.8	2.1
Accident rate per million train miles (2)	3.0	2.8	2.4	2.3

Financial ratio
Debt to total capitalization ratio (% at end of period)	36.8	36.5	36.8	36.5
(1)	2006 includes the impact of the Company's fuel hedging program.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements).  Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30			Nine months ended September 30
			Variance			Variance
	2007	2006	Fav (Unfav)	2007	2006	Fav (Unfav)
			(Unaudited)
Revenues (in millions of dollars)
Petroleum and chemicals	317	298	6%	920	871	6%
Metals and minerals	208	226	(8%)	631	643	(2%)
Forest products	392	450	(13%)	1,216	1,333	(9%)
Coal	99	93	6%	287	277	4%
Grain and fertilizers	330	309	7%	961	907	6%
Intermodal	361	369	(2%)	1,020	1,041	(2%)
Automotive	114	112	2%	388	358	8%
Other revenue	202	175	15%	533	499	7%
	2,023	2,032	-	5,956	5,929	-
Revenue ton miles (millions)
Petroleum and chemicals	8,369	8,049	4%	24,288	23,938	1%
Metals and minerals	4,301	4,611	(7%)	12,414	13,441	(8%)
Forest products	10,021	10,874	(8%)	30,652	32,439	(6%)
Coal	3,500	3,500	-	10,344	10,518	(2%)
Grain and fertilizers	11,241	10,839	4%	32,809	32,305	2%
Intermodal	8,339	8,487	(2%)	24,114	24,685	(2%)
Automotive	710	706	1%	2,376	2,318	3%
	46,481	47,066	(1%)	136,997	139,644	(2%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.92	3.95	(1%)	3.96	3.89	2%
Commodity groups:
Petroleum and chemicals	3.79	3.70	2%	3.79	3.64	4%
Metals and minerals	4.84	4.90	(1%)	5.08	4.78	6%
Forest products	3.91	4.14	(6%)	3.97	4.11	(3%)
Coal	2.83	2.66	6%	2.77	2.63	5%
Grain and fertilizers	2.94	2.85	3%	2.93	2.81	4%
Intermodal	4.33	4.35	-	4.23	4.22	-
Automotive	16.06	15.86	1%	16.33	15.44	6%

Carloads (thousands)
Petroleum and chemicals	153	152	1%	448	445	1%
Metals and minerals	257	270	(5%)	749	778	(4%)
Forest products	147	165	(11%)	450	513	(12%)
Coal	90	99	(9%)	275	317	(13%)
Grain and fertilizers	152	150	1%	439	437	-
Intermodal	343	348	(1%)	978	994	(2%)
Automotive	62	57	9%	200	194	3%
	1,204	1,241	(3%)	3,539	3,678	(4%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,512	1,496	1%	1,532	1,476	4%
Commodity groups:
Petroleum and chemicals	2,072	1,961	6%	2,054	1,957	5%
Metals and minerals	809	837	(3%)	842	826	2%
Forest products	2,667	2,727	(2%)	2,702	2,598	4%
Coal	1,100	939	17%	1,044	874	19%
Grain and fertilizers	2,171	2,060	5%	2,189	2,076	5%
Intermodal	1,052	1,060	(1%)	1,043	1,047	-
Automotive	1,839	1,965	(6%)	1,940	1,845	5%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
During the three months ended September 30, 2007, the Company reported adjusted net income of $471 million, or $0.93 per diluted share, excluding the impact of a net deferred income tax recovery of $14 million ($0.03 per diluted share) that resulted from the enactment of corporate income tax rate changes in Canada and net capital losses arising from a reorganization of certain subsidiaries. During the nine months ended September 30, 2007, the Company reported adjusted net income of $1,281 million, or $2.50 per diluted share, excluding the impact of a net deferred income tax recovery of $44 million ($0.09 per diluted share) that resulted from the enactment of lower corporate income tax rates in Canada and net capital losses arising from a reorganization of certain subsidiaries.

During the nine months ended September 30, 2006, the Company reported adjusted net income of $1,338 million, or $2.49 per diluted share, excluding the impact of a second-quarter deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower corporate income tax rates in Canada.

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items such as deferred income tax adjustments, that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2007 and 2006, to the adjusted performance measures presented herein.

	Three months ended			Nine months ended
	September 30, 2007			September 30, 2007
		Tax			Tax
In millions, except per share data	Reported	adjustments	Adjusted	Reported	adjustments	Adjusted

Revenues	$2,023	$-	$2,023	$5,956	$-	$5,956
Operating expenses	1,255	-	1,255	3,816	-	3,816
Operating income	768	-	768	2,140	-	2,140
Interest expense	(78)	-	(78)	(251)	-	(251)
Other income	2	-	2	7	-	7
Income before income taxes	692	-	692	1,896	-	1,896
Income tax expense	(207)	(14)	(221)	(571)	(44)	(615)
Net income	$485	$(14)	$471	$1,325	$(44)	$1,281
Basic earnings per share	$0.97	$(0.03)	$0.94	$2.62	$(0.09)	$2.53
Diluted earnings per share	$0.96	$(0.03)	$0.93	$2.59	$(0.09)	$2.50

	Three months ended			Nine months ended
	September 30, 2006			September 30, 2006
		Tax			Tax
In millions, except per share data	Reported	adjustments	Adjusted	Reported	adjustments	Adjusted

Revenues	$2,032	$-	$2,032	$5,929	$-	$5,929
Operating expenses	1,188	-	1,188	3,655	-	3,655
Operating income	844	-	844	2,274	-	2,274
Interest expense	(82)	-	(82)	(232)	-	(232)
Other loss	(10)	-	(10)	(16)	-	(16)
Income before income taxes	752	-	752	2,026	-	2,026
Income tax expense	(255)	-	(255)	(438)	(250)	(688)
Net income	$497	$-	$497	$1,588	$(250)	$1,338
Basic earnings per share	$0.95	$-	$0.95	$3.00	$(0.48)	$2.52
Diluted earnings per share	$0.94	$-	$0.94	$2.95	$(0.46)	$2.49

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow
The Company generated $142 million and $193 million of free cash flow for the three and nine months ended September 30, 2007, compared to $391 million and $1,131 million for the same periods in 2006. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program, less cash used by investing activities, and after the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2007	2006	2007	2006

Cash provided from operating activities	$430	$854	$1,432	$1,878
Cash used by investing activities	(336)	(378)	(871)	(865)
Cash provided before financing activities	94	476	561	1,013

Adjustments:
Change in accounts receivable securitization	152	-	(52)	375
Dividends paid	(104)	(85)	(316)	(257)
Free cash flow	$142	$391	$193	$1,131

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 23, 2007	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel